UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 103

(CUSIP Number)

Thomas J. Rice

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 103

1.	Names of Reporting Persons FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 19,542,985
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 19,542,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,542,985
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 35.6%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- *
	8.	Shared Voting Power -0- *
	9.	Sole Dispositive Power -0- *
	10.	Shared Dispositive Power -0- *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- *
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) -0-% *
14.	Type of Reporting Person CO

*

On October 1, 2022, FCMI Parent Co. and FCMI Financial Corporation amalgamated with FCMI Parent Co. being the surviving entity. Accordingly, FCMI Financial Corporation has no beneficial ownership in the common stock of Vaccinex, Inc. The filing of this Amendment No. 6 represents and constitutes an exit filing for FCMI Financial Corporation.

CUSIP No. 918640 103

1.	Names of Reporting Persons PAN ATLANTIC HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 37,633
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 37,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,633
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 439,555
	8.	Shared Voting Power 23,054,879
	9.	Sole Dispositive Power 439,555
	10.	Shared Dispositive Power 23,054,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,494,434
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 42.8%
14.	Type of Reporting Person IN

CUSIP No. 918640 103

1.	Names of Reporting Persons FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,511,894
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,511,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,894
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person CO

CUSIP No. 918640 103

1.	Names of Reporting Persons FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,511,894
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,511,894

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,894
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited, Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement filed July 31, 2019, Amendment No. 2 to the Statement filed January 27, 2020, Amendment No. 3 to the Statement filed July 16, 2020, Amendment No. 4 to the Statement filed February 14, 2022, and Amendment No. 5 to the Statement filed November 29, 2022, is hereby further amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 5) give effect to the 1-for-10 reverse stock split effected by the Issuer on August 7, 2018 in connection with the Issuer’s initial public offering (“IPO”) completed on August 13, 2018.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended by the addition of the following information:

On October 1, 2022, FCMI Parent and FCMI amalgamated whereby FCMI Parent was the surviving entity. All other information related to FCMI Parent set forth in the Statement, as amended, remains the same for FCMI Parent.

In April 2022, Robert Bourque resigned from his position as managing director of Pan Atlantic Holdings Ltd. (“PAHL”). Mary Ellen Bourque, a citizen of Canada, has since become the director of PAHL. Ms. Bourque’s address is c/o Pan Atlantic Holdings Ltd. 1st Floor, Whitepark House, White Park Road, Saint Michael, Saint Michael, Barbados BB 11135. Ms. Bourque’s principal occupation or employment includes director of PAHL and owner of The Corporate Secretary Limited, a Barbados company. All other information related to PAHL set forth in the Statement, as amended, remains the same for PAHL.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI Parent, FCMI, PAHL, G-M Fund or FMG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate amount paid by FCMI Parent for the shares of Common Stock it acquired pursuant to the Stock Purchase Agreement referred to in Items 4 and 6 below and reported in Item 5 of this Amendment, was approximately $1,700,000. FCMI Parent acquired the funds for such purchase from their working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

FCMI Parent and the Issuer entered into a Stock Purchase Agreement dated March 30, 2023 (the “Stock Purchase Agreement”), pursuant to which, FCMI Parent Co. purchased 4,146,341 shares of Common Stock from the Issuer at a purchase price of $0.41 per share, resulting in a total purchase price of $1,699,999.81. In the Stock Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock to fund the ongoing development and clinical trials of pepinemab, the adopted name for VX15, the Issuer’s lead product candidate, which is being developed for treatment of head and neck cancer, non-small cell lung cancer, osteosarcoma, melanoma and Huntington’s and Alzheimer’s disease. The Issuer will also use such proceeds for working capital and general corporate purposes. FCMI Parent acquired the Common Stock reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Stock Purchase Agreement, see Item 6.

The Filing Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Filing Persons do not have any present intention to sell any Common Stock that will be included in such Registration Statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the Registration Statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

See the Preliminary Note in Item 1 of this Schedule 13D (Amendment No. 6).

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Filing Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 6), the Filing Persons are the beneficial owners of a total of 23,494,434 shares of the Issuer’s Common Stock, representing 42.8% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 54,856,369 shares outstanding or deemed outstanding. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PAHL	37,633	0.1%	37,633	[1]	0.1%
FCMI	-0-	-0-%	-0-		-0-%
FCMI Parent	19,505,352	35.6%	19,542,985	[2]	35.6%[2]
G-M Fund	3,511,894	7.0%	3,511,894	[3]	6.4%[3]
FMG	-0-	-0-%	3,511,894	[3]	6.4%[3]
Albert Friedberg	439,555	0.8%	23,494,434	[4]	42.8%[4]

[1]	All such shares are owned of record directly by PAHL. See “Beneficial Ownership of Shares Under PAHL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
[2]	Includes 19,505,352 shares owned directly by FCMI Parent and 37,633 shares owned directly by PAHL.
[3]	All such 3,511,894 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[4]	Includes 37,633 shares owned directly by PAHL, 19,505,352 shares owned directly by FCMI Parent, 3,511,894 shares owned directly by G-M Fund, and 439,555 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PAHL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by G-M Fund.

As of March 31, 2023, Enrique Zauderer, Vice President and a Director of FMG and Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, are the beneficial owners of 16,700 shares and 13,621 shares, respectively, of the Issuer’s Common Stock.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg, (ii) the Common Stock beneficially owned by each of Messrs. Zauderer and Gordon, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

Except for FCMI Parent’s purchase of 4,146,341 shares of Common Stock pursuant to the Stock Purchase Agreement none of the Filing Persons and, to their knowledge, none of their respective directors or officers has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 6).

On June 10, 2020, FCMI ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by the addition of the following information:

Stock Purchase Agreement

FCMI Parent and the Issuer entered into a Stock Purchase Agreement dated March 30, 2023 (the “Stock Purchase Agreement”), pursuant to which, FCMI Parent Co. purchased 4,146,341 shares of Common Stock from the Issuer at a purchase price of $0.41 per share, resulting in a total purchase price of $1,699,999.81. The closing under the Stock Purchase Agreement occurred on March 31, 2023. The Stock Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by FCMI Parent customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by FCMI Parent with respect to their status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by FCMI Parent that the shares of Common Stock issued pursuant to the Stock Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by FCMI Parent to sell the Common Stock issued pursuant to the Stock Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock purchased pursuant to the Stock Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to FCMI Parent with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Stock Purchase Agreement also contains certain customary conditions to FCMI Parent’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

FCMI Parent also made a binding commitment in the Stock Purchase Agreement to purchase, on or prior to May 15, 2023, up to an additional $2.96 million of shares of the Company’s common stock, less the aggregate purchase price of the Company’s securities sold by the Company to investors other than FCMI Parent and its affiliates on or prior to that date. The Company is not obligated to sell additional shares to FCMI Parent, and any future sales to FCMI Parent will be made only upon the Company’s agreement to do so. In addition, Mr. Friedberg separately covenanted in the Stock Purchase Agreement to vote the shares of Company common stock beneficially owned by him that are in excess of 40% of the then outstanding shares of Common Stock in a manner that is proportionate to the manner in which the other holders of shares of Common Stock vote.

The foregoing descriptions of certain material provisions of the Stock Purchase Agreement are qualified, in each case, by the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 6).

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 6):

Exhibit	Document

99.17	Stock Purchase Agreement by and between the Company and the Investors (as defined therein), dated as of March 30, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 3, 2023).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2023

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

PAN ATLANTIC HOLDINGS LTD.

By:	/s/ Mary Ellen Bourque
Name:	Mary Ellen Bourque
Title:	Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

By:	/s/ Albert D. Friedberg
Name:	Albert D. Friedberg
Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name:	Albert D. Friedberg